VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F 2019 Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Nokia Corporation has made disclosure pursuant to such provisions in its annual report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on March 5, 2020.
Respectfully submitted,

NOKIA CORPORATION

By:	/s/ ESA NIINIMÄKI
Name:	Esa Niinimäki
Title:	Vice President, Corporate Legal

By:	/s/ KRIS LEMMENS
Name:	Kris Lemmens
Title:	Vice President, Deputy Chief Financial Officer

March 5, 2020